April 11, 2019

Jack Pearlstein
Chief Financial Officer
Cision Ltd.
130 E. Randolph Street, 7th Floor
Chicago, IL 60601

       Re: Cision Ltd.
           Registration Statement on Form S-3
           Filed April 8, 2019
           File No. 333-230766

Dear Mr. Pearlstein:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Dennis M. Myers, P.C.